

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2017

Thomas E. Long
Chief Financial Officer
PennTex Midstream Partners, LP
11931 Wickchester Lane, Suite 300
Houston, TX 77043

>   **Re: PennTex Midstream Partners, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 3, 2017**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2017**
>   **Filed May 4, 2017**
>   **File No. 1-37412**

Dear Mr. Long:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Exhibits 31.1 and 31.2

1. Your certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretations, Section 246.13, for guidance on filing an abbreviated amendment.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Exhibits 31.1 and 31.2

2. Your certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file a full amendment and include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jennifer Wolffarth, Executive Assistant